Exhibit 12.1

CONFIDENTIAL TREATMENT REQUESTED:    Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, the document has been marked with an asterisk to denote where omissions have been made. The confidential material has been filed separately with the Commission.

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (the “Agreement”) effective as of this 31st day of March, 2002 (the “Effective Date”) by and among EQUIPMD, INC., a Delaware corporation (“EQUIPMD” or “SELLER”) and MEDACCESS, INC., a Delaware corporation (“MEDACCESS” OR “BUYER”).

RECITALS

WHEREAS, EquipMD is engaged in the business of aggregating the purchasing power of medical professionals and operators of non-acute care medical facilities (“Members”) (the “Business”);

WHEREAS, EquipMD has contracted with certain suppliers of medical equipment (“Supplier”) to allow the Members access to discounted pricing for the Supplier’s products and services;

WHEREAS, the owners of MedAccess have previously been the prime drivers of the Business and employees of EquipMD; and

WHEREAS, EquipMD desires to sell or otherwise transfer to MedAccess its rights and obligations under the Member contracts and certain of the Supplier contracts, and MedAccess desires to purchase said rights and obligations.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and provisions hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

CONTRIBUTION OF ASSETS

1.1.    Contribution of Assets.    Subject to the terms and conditions set forth herein, EquipMD shall sell, transfer, assign and deliver to MedAccess and MedAccess shall accept and acquire from EquipMD, all of EquipMD’s right, title, interest and obligations in and to those contracts and intellectual property assets (collectively, the “Assets”) set forth in Schedule Section 1.1. EquipMD and MedAccess recognize that all lists of contracts, as well as the actual contracts themselves, whether member contracts or partner contracts, have been provided by MedAccess, and the list of such contracts are attached as Schedule Section 1.1 for informational purposes only.

1.2.    Excluded Assets.    EquipMD is not selling, and the Assets do not include, the following (the “Excluded Assets”):

(a)  EquipMD’s cash and cash equivalents, accounts receivable and any other amounts due and/or accrued for all periods prior to the Closing;

(b)  Any assets not set forth in Section 1.1 above and the Schedules referenced therein.

1.3.    Assumed Liabilities.    MedAccess assumes no responsibility for debts, liabilities or obligations of EquipMD (whether accrued, absolute, contingent or otherwise whether known or not known, whether due or to become due and regardless of when asserted) arising out of or relating to the operation of EquipMD prior to the Closing.

1.4.    Option.    MedAccess grants to Neoforma an option to purchase the trademark “NeoMD”, any URLs associated with the trademark “NeoMD”, including www.neomdmarketplace.com (the “Marks”), on the following terms: On or after the nine month anniversary of the Closing, Neoforma shall be entitled to purchase from MedAccess the Marks for one dollar. While MedAccess has ownership of the Marks, MedAccess warrants to use its best efforts to not diminish the value of the Marks, or to transfer any type of ownership interest in them, including licensing of them. Upon Neoforma’s exercise of the option, MedAccess shall immediately refrain from any use of the Marks.

1.5.    Closing.

(a)  The Closing of the contribution and transfer of the Assets and related transactions pursuant to this Agreement (the “Closing”) shall take place on March 31, 2002 at the offices of EquipMD, 3061 Zanker Road, San Jose, California 95134, or at such other time and place as the parties mutually agree in writing. At the Closing, (i) MedAccess shall deliver to EquipMD $94,860 by certified check or wire transfer, (ii) MedAccess shall deliver to EquipMD such forms or agreements necessary to evidence the waiver of retention bonus amounts that otherwise would be due and payable to *, and (iii) EquipMD shall deliver to MedAccess such assignment agreements as attached hereto as Exhibits A and B, and other documents and instruments dated as of the Closing as MedAccess reasonably deems necessary or appropriate to transfer EquipMD’s interest in the Assets (subject to any third party consents or transfer requirements) to MedAccess and to consummate the transactions contemplated hereby. MedAccess explicitly agrees that it has possession of all contracts included in the Assets, and that physical transfer of all such contracts is deemed to have occurred at Closing (whether or not the consent needed to assign such contracts has been obtained).

(b)  To the extent that third party consent is required to assign or otherwise transfer any of the Assets, EquipMD shall use reasonable commercial efforts to obtain such consent from such third parties, but in no event will the Purchase Price be modified or amended if such consent is not ultimately obtainable.

(c)  With regards to fees not yet remitted to EquipMD as of the Closing from distribution partners and manufacturers, all (i) distributor collected fees (ie. fees collected by * and other distributors but not yet remitted to EquipMD), (ii) accrued fees due from manufacturers but not yet remitted, prior to the Closing shall be the property of EquipMD, and MedAccess shall transfer to EquipMD any such fees remitted post-Closing. Further, should MedAccess undertake an audit within 12 months of the Closing, any fees properly payable to EquipMD found during such audit shall be remitted to EquipMD by MedAccess. MedAccess will not be responsible for or have the rights to, any fees accrued by EquipMD but not collected, or any amounts accrued by EquipMD in excess of any amounts collected.

*	Material has been omitted and filed separately with the Commission.

(d)  Concurrent with the Closing, * shall execute severance agreements with EquipMD or Neoforma, Inc., as the case may be, in form substantially similar to the severance agreements attached hereto as Exhibit C.

ARTICLE II

CONSIDERATION

2.1.    Consideration.

In exchange for the contribution at closing by EquipMD’s transferable interest in the Assets, MedAccess shall issue and deliver to EquipMD:

(a)  Ninety Four Thousand Eight Hundred Sixty Dollars ($94,860) in cash in the form of a certified check delivered at the Closing or by wire transfer payment (“Cash”);

(b)  A waiver of amounts due to * for their respective retention bonuses in the approximate aggregate amount of $97,000 (“Waiver”) (together, the Cash and the Waiver are referred to as the “Purchase Price”).

2.2.    Revenue Share.    In addition to the Purchase Price, MedAccess shall transfer or cause to be transferred to EquipMD’s parent, Neoforma, Inc., a revenue share (the “Revenue Share”) of all revenue earned from MedAccess, including any revenue earned from the Assets, whether then owned by MedAccess or not, as follows: (i) * of all revenues earned for the period from the date of Closing until the *, and (ii) * of all revenues earned for the period from * of the Closing until * of the Closing. All Revenue Share amount shall be paid quarterly, on or before the 15th day of the month following the end of the quarter, with the first payment due on July 15, 2002. Revenue shall be defined as * by MedAccess each period.

2.3.    Right of First Refusal.    MedAccess grants to Neoforma, Inc. the right of first refusal to provide on-line services for MedAccess. If MedAccess, or any successor thereto, desires to offer on-line services, MedAccess shall first offer a proposal (including, but not limited to, price, term, scope of work, etc.) for the provision of such services to Neoforma, Inc. If Neoforma, Inc., does not indicate its intention to accept such proposal within 30 days of such offer, MedAccess may then offer such proposal to a third party, on substantially the same terms as offered to Neoforma, Inc. Should the provisions of such proposed contract be revised, MedAccess shall first offer such revised terms to Neoforma, Inc., which shall then have 15 days to accept or reject such new offer.

*	Material has been omitted and filed separately with the Commission.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF EQUIPMD

EquipMD represents and warrants to MedAccess as follows:

3.1.    Organization; Authorization.    EquipMD is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The execution, delivery and performance of this Agreement by EquipMD and the performance by EquipMD of the transactions contemplated hereby have been duly approved by EquipMD. This Agreement has been duly executed and delivered by EquipMD and constitutes a valid and binding agreement of EquipMD enforceable against them in accordance with its terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MEDACCESS

MedAccess represents and warrants to EquipMD as follows:

4.1.    Organization; Authorization.    MedAccess is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full power and authority to carry on its business as it is now being conducted. The execution, delivery and performance of this Agreement by MedAccess and the performance by MedAccess of the transactions contemplated hereby have been duly authorized and approved by all necessary corporate proceedings of MedAccess. This Agreement has been duly executed and delivered by MedAccess and constitutes a valid and binding agreement of MedAccess enforceable against them in accordance with its terms.

4.2.    Experience.    MedAccess, its principals and employees, have extensive knowledge of the Assets and the Business, and MedAccess represents that it is purchasing the Assets without the requirement of conducting any due diligence of the Assets or the Business.

ARTICLE V

OTHER OBLIGATIONS AND COVENANTS

RESERVED

ARTICLE VI

SURVIVAL OF WARRANTIES

6.1.    Survival.    All representations and warranties made by EquipMD and MedAccess in this Agreement shall survive the Closing for a period of one year.

ARTICLE VII

POST-CLOSING COVENANTS

7.1.    Due Diligence.    From time to time after the Closing, upon MedAccess’s reasonable request, EquipMD will (at MedAccess’s cost) execute, deliver and acknowledge all such further instruments of transfer and conveyance and do and perform all such other acts and things as MedAccess may reasonably require to more effectively transfer the Assets to MedAccess and to put MedAccess in possession of the Assets.

7.2.    Retention of Assets.    MedAccess shall not, for a period of two years from the date of Closing, sell, transfer, modify, or otherwise impair the Assets, without the written consent of Neoforma, Inc. It is understood that renegotiation and enhancement of manufacturer contracts and distributor agreements will occur in the ordinary course of business, and such actions are not prohibited by this agreement. Neoforma shall give its consent to MedAccess’s request upon the payment to Neoforma, Inc. of an amount equal to the remaining revenue share, based upon the prior 3 month actual revenue share, adjusted for the * rate to be paid in *. By way of example only, if MedAccess desires to sell the Assets 18 months from the date of Closing, and the revenue share for the previous 3 months has been * per month, MedAccess would pay to Neoforma, Inc. * for Neoforma, Inc.’s automatic consent.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1.    Amendment and Modification.    Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of MedAccess and EquipMD.

8.2.    Waiver of Compliance; Consents.

(a)  Any failure of EquipMD, on the one hand, or MedAccess, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by the party entitled to the performance of such obligation, covenant or agreement or who has the benefit of such condition, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

(b)  Whenever this Agreement requires or permits consents by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth above.

8.3.    Notices.    All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or three (3) days after being mailed by certified or registered mail, return receipt requested, with postage prepaid:

*	Material has been omitted and filed separately with the Commission.

(a)	If to EquipMD to:

EquipMD, Inc.
3061 Zanker Road
San Jose, CA 95134
Attention: General Counsel

or to such other person or address as EquipMD shall furnish to MedAccess in writing pursuant to the above.

(b)	If to MedAccess to:

MedAccess, Inc.
2109 Southwind Circle
Birmingham, Alabama 35244
Attention: *

or to such other person or address as MedAccess shall furnish to EquipMD in writing pursuant to the above.

8.4.    Assignment.    This Agreement shall not be assigned by MedAccess without the prior written consent of EquipMD or Neoforma, Inc. No permitted assignment shall release the assignor from its obligations hereunder. Subject to the foregoing, this Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respect successors, assigns, heirs, executors and personal representative.

8.5.    Governing Law.    ALL MATTERS WITH RESPECT TO THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO MATTERS OF VALIDITY, CONSTRUCTION, EFFECT AND PERFORMANCE, SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA.

8.6.    Counterparts.    This Agreement may be executed in two or more fully or partially executed counterparts, each of which shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

8.7.    Headings.    The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.8.    Joint Effort.    The provisions of this Agreement have been examined, negotiated and revised by counsel for each party, and no implication shall be drawn against any party hereto by virtue of the drafting of this Agreement.

8.9.    Entire Agreement.    This Agreement, and the Exhibits and Schedules hereto and any other document to be furnished pursuant to the provisions hereof embody the entire Agreement and understanding of the parties hereto in respect of the subject matter contained

*	Material has been omitted and filed separately with the Commission herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to in such documents. This Agreement and such documents supersede all prior agreements and understandings between the parties with respect to such subject matter.

8.10.    Bulk Sales Law.    The parties hereto hereby agree to waive compliance by the other with the provisions of any applicable Bulk Sales Law of any jurisdiction.

8.11.    Confidentiality.    The parties hereto shall keep the terms of this Agreement confidential unless disclosure is required by law or authorized in writing by the parties hereto.

8.12.    Publicity.    All press releases and other publicity and communications relating to the sale of the Assets will require the approval of EquipMD and MedAccess, which approval shall not be unreasonably withheld or delayed.

8.13.    No Third Party Beneficiaries.    The provisions of this Agreement are intended solely for the benefit of the parties hereto, and no other party is entitled to any rights, benefits or privileges created hereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

EQUIPMD, INC.		MEDACCESS, INC.
a Delaware corporation		a Delaware corporation

By:	/S/ DANIEL A. ECKERT	By:	/s/ *
	Name: Daniel A. Eckert		Name: *
	Title: President & COO		Title:

NEOFORMA, INC.
a Delaware corporation (as to sections 1.4 and 7.2 only)

By:	/S/ DANIEL A. ECKERT	By:	/s/ *
	Name: Daniel A. Eckert		Name: *
Title: President & COO

*	Material has been omitted and filed separately with the Commission

Exhibit A

Bill of Sale and General Assignment

Exhibit B

Trademark Assignment

Exhibit C

Severance Agreements

SCHEDULE 1.1—ASSETS

1.	all valid and current distributor contracts (all subject to obtaining any necessary consents) (see attached spreadsheet.)

2.	all valid and current member contracts (all subject to obtaining any necessary consents)

3.	all valid and current list of supplier contracts (all subject to obtaining any necessary consents) (see attached spreadsheet, which is provided for informational purposes only and may not be accurate)

4.	Trademarks or Applications for Trademarks: “NeoMD”, “EquipMD” (to be transferred post-Closing)

5.	URLs: www.equipmd.com, www.neomdmarketplace.com (to be transferred post-Closing)

6.	All content from the NeoMD website (subject to obtaining any necessary consents)

7.
All print materials related to EquipMD (but no such materials shall be used by MedAccess with third parties that contain the word “Neoforma”, or list any former employees of EquipMD or Neoforma (except in their new capacity as employees of MedAccess), or that contain the current addresses of EquipMD or Neoforma, Inc.

BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT

This BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment”) is made and entered into as of this 31st day of March, 2002, by and between Neoforma, Inc., a Delaware corporation, and EquipMD, Inc., a Delaware corporation (collectively, the “Sellers”), and MedAccess, Inc., a Delaware corporation (“Buyer”). Capitalized terms used herein and otherwise not defined shall have the meaning ascribed to such term in the Asset Purchase Agreement (the “Asset Agreement”), dated March 29th, 2002, by and between Buyer and Sellers.

WITNESSETH:

WHEREAS, Buyer and Sellers have entered into and executed the Asset Agreement, pursuant to which, among other things, for value received and other good and valuable consideration as provided in the Asset Agreement, the receipt and sufficiency of which is hereby acknowledged, Sellers did agree to sell, assign, transfer, convey, and deliver to Buyer, among other things, all of Sellers’s right, title and interest in and to the Assets, all upon and subject to the terms of the Asset Agreement; and

NOW, THEREFORE, for and in consideration of good and valuable consideration paid to Sellers by Buyer, Sellers do hereby grant, assign, transfer, convey and deliver to Buyer, Buyer does take and accept from Sellers all of Sellers’s right, title and interest in and to the Assets.

This Assignment may be executed in two or more counterparts, each of which shall be deemed an original, and Sellers and Buyer may become a party hereto by executing a counterpart hereof. This Assignment and any counterpart so executed shall be deemed to be one and the same instrument.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be duly executed on their respective behalf, by their respective officers hereunto duly authorized, all as of the day and year first above written.

BUYER: MEDACCESS, INC.

By:	/s/ *
Name: * Title: Founder & V.P. Sales

SELLERS: EQUIPMD, INC.

By:	/s/ JASON SOMER
Name: Jason Somer Title: Associate General Counsel

NEOFORMA, INC.

By:	/s/ JASON SOMER
Name: Jason Somer Title: Associate General Counsel

*	Material has been omitted and filed separately with the Commission

ASSIGNMENT OF TRADEMARKS AND DOMAIN NAMES

FOR VALUE RECEIVED, the receipt and sufficiency of which is hereby acknowledged, the undersigned EquipMD, Inc., a Delaware corporation having its principal place of business at 3061 Zanker Road, San Jose,California 95134 United States of America, and Neoforma, Inc., a Delaware corporation having its principal place of business at 3061 Zanker Road, San Jose, California 95134 United States of America (collectively, “Assignor”) does hereby assign, transfer and set over to MedAccess, Inc., a Delaware corporation having its principal place of business at 2109 Southwinds Circle, Birmingham, Alabama 35244, United States of America, its successors, legal representatives and assigns (hereinafter “Assignee”) its entire right, title and interest in and to the trademarks and domain names listed on Schedule A attached hereto, together with the goodwill symbolized by the trademarks listed therein (“Marks”); and with respect to those Marks that are the subject of intent-to-use applications filed with the United States Patent and Trademark Office pursuant to Section l(b) of the Trademarks Act, that portion of Assignor’s business to which the Marks pertain.

This Assignment is effective as of March 31, 2002.

EQUIPMD, INC. a Delaware corporation		MEDACCESS, INC. a Delaware corporation

By:	/s/ JASON SOMER	By:	/s/ *

Title:	Associate General Counsel	Title:	Founder & V.P. Sales

NEOFORMA, INC.

By:	/s/ JASON SOMER

Title:	Associate General Counsel

*	Material has been omitted and filed separately with the Commission

1

Schedule A to Assignment

I.    TRADEMARKS

APPLICATIONS

Mark	Application No.	Application Date	Country
EQUIPMD	75/887,282	January 4, 2000	U.S.A.

EQUIPMD AND DESIGN	75/886,733	January 4, 2000	U.S.A.

NEOMD	75/193,821	January 10, 2000	U.S.A.

NEOMD MARKETPLACE	75/194,599	January 10, 2000	U.S.A.

COMMON LAW MARKS

EQUIPMD

EQUIPMD AND DESIGN

NEOMD

NEOMD MARKETPLACE

II.    DOMAIN NAMES

EQUIPMD.COM

NEOMDMARKETPLACE.COM

NEOMDMARKETPLACE.NET

NEOMDMARKETPLACE.ORG